Exhibit 99.2

ENZYMOTEC LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 2013
  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Oren Bryan and Shiran Gazit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Enzymotec Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Thursday, November 14, 2013, at an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, on Thursday, December 19, 2013 at 5:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
ENZYMOTEC LTD.

December 19, 2013

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE BE CERTAIN TO COMPLETE ITEMS 1(a.)A, 1(b).A, 2.A AND 3.A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1(a). To ratify the appointment of Mr. Joseph Tenne as an External Director of Enzymotec Ltd. in accordance with the requirements of the Companies Law.	☐	☐	☐
1(a).A. Does the undersigned possess a “personal interest” (as defined in the Companies Law) in the approval of Proposal 1(a)?	YES ☐	NO ☐
	FOR	AGAINST	ABSTAIN
1(b). To ratify the appointment of Ms. Michal Silverberg as an External Director of Enzymotec Ltd. in accordance with the requirements of the Companies Law.	☐	☐	☐
1(b).A. Does the undersigned possess a “personal interest” (as defined in the Companies Law) in the approval of Proposal 1(b)?	YES ☐	NO ☐
	FOR	AGAINST	ABSTAIN
2. To approve, in compliance with the requirements of the Israeli Companies Law, the issuance of 9,520 restricted shares of the Company, par value NIS 0.01, to Mr. Yoav Doppelt, Chairman of the Board.	☐	☐	☐
2.A. Does the undersigned possess a “personal interest” (as defined in the Companies Law) in the approval of Proposal 2?	YES ☐	NO ☐
	FOR	AGAINST	ABSTAIN
3. To approve, in compliance with the requirements of the Israeli Companies Law, the amendment to the terms of remuneration provided to Prof. Dov Pekelman for services provided to the Company.	☐	☐	☐
3.A. Does the undersigned possess a “personal interest” (as defined in the Companies Law) in the approval of Proposal 3?	YES ☐	NO ☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.